June 16, 2009

Mr. John Stickel

Attorney-Advisor

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Landry’s Restaurants, Inc. Form S-4 File No. 333-159070 Filed May 8, 2009

Dear Mr. Stickel:

On behalf of Landry’s Restaurants, Inc. (the “Company”) and the domestic restricted subsidiaries acting as guarantors in the above-referenced filing (each, a “Subsidiary Guarantor” and collectively the “Subsidiary Guarantors”), we hereby submit the following response to your letter dated May 21, 2009 (the “Comment Letter”), containing additional comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Registration Statement on Form S-4 filed on May 8, 2009. This letter is submitted along with Amendment No. 1 to the Registration Statement on Form S-4 of the Company (the “S-4”) for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $295,500,000 aggregate principal amount of the Company’s 14.00% Senior Secured Notes due 2011 (the “New Notes”) and guarantees thereof by the Subsidiary Guarantors (the “New Guarantees”) issuable in exchange for the Company’s existing 14.00% Senior Secured Notes due 2011 and the related guarantees thereof by the Subsidiary Guarantors, which were offered and sold in a transaction exempt from registration under the Securities Act. Amendment No. 1 to the S-4 was transmitted for filing to the Commission via Edgar on the date hereof.

Please note that we have been advised by the Company and the Subsidiary Guarantors that (i) the Company is registering the New Notes, and the Subsidiary Guarantors are registering the New Guarantees in reliance on the Staff positions enunciated in Exxon Capital Holdings Corp. (available April 13, 1989), Morgan Stanley & Co. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), (ii) none of the Company, any Subsidiary Guarantor nor any affiliate of the Company or any Subsidiary Guarantor has entered into any agreement or understanding with any person to distribute the New Notes and the New Guarantees thereof and (iii) to the best of the Company’s and each Subsidiary Guarantor’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes and the New Guarantees thereof in its ordinary course of business and has no arrangement

Mr. John Stickel

June 16, 2009

or understanding with any person to participate in the distribution of the New Notes and the New Guarantees thereof to be received in the exchange offer. In this regard, we have been advised by the Company that the Company will make each person participating in the exchange offer aware (through the prospectus included in the S-4 (the “Prospectus”)) that if such person is participating in the exchange offer for the purpose of distributing the New Notes and the New Guarantees thereof to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corp. or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K. We have also been advised by the Company that it (i) will make each person participating in the Exchange Offer aware (through the Prospectus) that any broker-dealer who holds original notes and original guarantees acquired for its own account as a result of market making activities or other trading activities, and who receives New Notes and New Guarantees in exchange for such original notes and original guarantees pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer), in connection with any resale of such New Notes and New Guarantees and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes and New Guarantees received in respect of such original notes and original guarantees pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide its further comments at its earliest convenience.

Mr. John Stickel

June 16, 2009

General

1.	We note that you are registering the 14% Senior Notes due 2011 in reliance on our position enunciated in Exxon Capital Holding Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.

Response: We have complied with this comment with the representations provided above.

The Exchange Notes, Page 18

2.	Please revise the Guarantees subsection to clarify that the exchange notes will be jointly and severally guaranteed by each of your existing and future domestic restricted subsidiaries.

Response: We have complied with this comment, see page 18.

Certain U.S. Federal Income Tax Considerations, page 102

3.	Please revise to remove your statement that the content of this section is “for general information only.”

Response: We have complied with this comment, see page 102.

Mr. John Stickel

June 16, 2009

Exhibit 5.1 – Opinion of Haynes and Boone, LLP

4.	We note that the legal opinion is limited to the federal laws and the laws of Texas, Delaware, and New York. However, we note from the table of additional registrants that there are guarantors from several other states. Please file with your next amendment the opinions covering the laws of Alabama, Colorado, Florida, Kansas, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Mexico, North Carolina, Ohio, South Carolina, and Tennessee.

Response: We have revised our legal opinion and have filed the legal opinion of Steven L. Scheinthal, general counsel to the Company, with respect to certain matters for the guarantors, which opinion has been filed as Exhibit 5.2 to the amended S-4.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ Arthur S. Berner
Arthur S. Berner

cc: Tilman J. Fertitta

      Steven L. Scheinthal

      William B. Nelson

As requested in the letter dated May 21, 2009 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Registration Statement on Form S-4 filed by Landry’s Restaurants, Inc. (the “Company”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form S-4;

•

Comments from the Staff or changes to disclosure in response to Staff comments in the Form S-4 do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form S-4; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

LANDRY’S RESTAURANTS, INC.

By:	/s/ Tilman J. Fertitta
Tilman J. Fertitta Chairman of the Board of Directors, President and Chief Executive Officer
LANDRY’S MANAGEMENT, L.P.
By: Its General Partner

LANDRY’S G.P., INC., a Delaware corporation

By:	/s/ Tilman J. Fertitta
Tilman J. Fertitta President

WSI FISH LIMITED By: Its General Partner FSI RESTAURANT DEVELOPMENT LIMITED By: Its General Partner SALTGRASS, INC., a Texas corporation

By:	/s/ Tilman J. Fertitta
Tilman J. Fertitta President

RAINFOREST CAFÉ, INC. – BALTIMORE COUNTY

By:	/s/ James C. Kramer
James C. Kramer President

LANDRY’S TRADEMARK, INC.

By:	/s/ Steven L. Scheinthal
Steven L. Scheinthal President

LANDRY’S LIMITED, INC.

By:	/s/ Steven L. Scheinthal
Steven L. Scheinthal Vice President

BRENNER’S ON THE BAYOU, INC.

C. A. MUER CORPORATION

CAPT. CRAB’S TAKE-AWAY OF 79TH STREET, INC.

CHLN, INC.

CHLN – MARYLAND, INC.

CRAB HOUSE, INC.

CRYO REALTY, CORP.

FSI DEVCO, INC.

HOSPITALITY HEADQUARTERS, INC.

HOUSTON AQUARIUM, INC.

INN AT THE BALLPARK CATERING, INC.

LANDRY’S CRAB SHACK, INC.

LANDRY’S DEVELOPMENT, INC.

LANDRY’S DOWNTOWN AQUARIUM, INC.

LANDRY’S G.P., INC.

LANDRY’S HARLOWS, INC.

LANDRY’S PESCE, INC.

LANDRY’S SEAFOOD HOUSE—ALABAMA, INC.

LANDRY’S SEAFOOD HOUSE—ARLINGTON, INC.

LANDRY’S SEAFOOD HOUSE—BILOXI, INC.

LANDRY’S SEAFOOD HOUSE—COLORADO, INC.

LANDRY’S SEAFOOD HOUSE—FLORIDA, INC.

LANDRY’S SEAFOOD HOUSE—LAFAYETTE, INC.

LANDRY’S SEAFOOD HOUSE—MEMPHIS, INC.

LANDRY’S SEAFOOD HOUSE—MINNESOTA, INC.

LANDRY’S SEAFOOD HOUSE—MISSOURI, INC.

LANDRY’S SEAFOOD HOUSE—NEVADA, INC.

LANDRY’S SEAFOOD HOUSE—NEW MEXICO, INC.

LANDRY’S SEAFOOD HOUSE—NEW ORLEANS, INC.

LANDRY’S SEAFOOD HOUSE—NORTH CAROLINA, INC.

LANDRY’S SEAFOOD HOUSE—OHIO, INC.

LANDRY’S SEAFOOD HOUSE—SAN LUIS, INC.

LANDRY’S SEAFOOD HOUSE—SOUTH CAROLINA, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR—GALVESTON, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR—KEMAH, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR—SAN ANTONIO, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR—SUGAR CREEK, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR, INC.

LANDRY’S SEAFOOD INN & OYSTER BAR II, INC.

LANDRY’S SEAFOOD KEMAH, INC.

LANDRY’S SEAFOOD & STEAK HOUSE—CORPUS CHRISTI, INC.

LCH ACQUISITION, INC.

LSRI HOLDINGS, INC.

MARINA ACQUISITION CORPORATION OF FLORIDA, INC.

NASHVILLE ACQUARIUM, INC.

OCEAN BLUE INDUSTRIES, INC.

RAINFOREST CAFE, INC.

RAINFOREST CAFE, INC.—CHA CHA

RAINFOREST CAFE, INC.—KANSAS

RAINFOREST TRADEMARK, INC.

SALTGRASS, INC.

SEAFOOD HOLDING SUPPLY, INC.

SUMMIT AIRCRAFT SERVICES, INC.

SUMMIT ONE NETWORK, INC.

SUMMIT SEAFOOD SUPPLY, INC.

SUMMIT SUPPLY, INC.

THE HOFBRAU, INC.

T-REX CAFÉ–KANSAS CITY, INC.

T-REX CAFÉ–ORLANDO, INC.

T-REX CAFÉ–RENO, INC.

T-REX CAFÉ, INC.

WEST END SEAFOOD, INC.

WILLIE G’S GALVESTON, INC.

WILLIE G’S POST OAK, INC.

By:	/s/ Tilman J. Fertitta
Tilman J. Fertitta President